UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PureCycle Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74623V103

(CUSIP Number)

July 19, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

Page 1 of 7 pages

CUSIP No. 74623V103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SK geo centric Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,785,713 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,785,713 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,785,713 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of (i) 7,857,142 shares of common stock directly held by SK geo centric Co., Ltd. and (ii) 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. pursuant to a warrant that becomes exercisable on September 17, 2022.

(2)

Based on (i) 163,232,226 shares of common stock outstanding on May 10, 2022 as set forth in the Issuer’s Form 10-Q as filed with the SEC on May 12, 2022 and (ii) 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. pursuant to a warrant that becomes exercisable on September 17, 2022.

Page 2 of 7 pages

CUSIP No. 74623V103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SK Innovation Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,785,713 (1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,785,713 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,785,713 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of (i) 7,857,142 shares of common stock directly held by SK geo centric Co., Ltd. and (ii) 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. pursuant to a warrant that becomes exercisable on September 17, 2022.

(2)

Based on (i) 163,232,226 shares of common stock outstanding on May 10, 2022 as set forth in the Issuer’s Form 10-Q as filed with the SEC on May 12, 2022 and (ii) 3,928,571 shares of common stock issuable to SK geo centric Co., Ltd. pursuant to a warrant that becomes exercisable on September 17, 2022.

Page 3 of 7 pages

Item 1(a).	Name of Issuer:
PureCycle Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
5950 Hazeltine National Drive, Suite 650 Orlando, Florida 32822

Item 2(a).	Name of Person Filing:
This Schedule 13G is filed on behalf of the following persons (the “Reporting Persons”): SK geo centric Co., Ltd. SK Innovation Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the Reporting Persons is:

SK geo centric Co., Ltd. 51, Jong-ro, Jongno-gu Seoul, Korea 03161 SK Innovation Co., Ltd. 26, Jong-ro, Jongno-gu Seoul, Korea 03118

Item 2(c).	Citizenship:
SK geo centric Co., Ltd. – Republic of Korea SK Innovation Co., Ltd. – Republic of Korea

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 74623V103

Page 4 of 7 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.

	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

		(ii)	shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

		(iii)	sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

		(iv)	shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Page 5 of 7 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

Each member of the group is identified on Exhibit A to this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2022

SK GEO CENTRIC CO., LTD.

By:	/s/ Kyungsoo Na
Name: Kyungsoo Na Title: Chief Executive Officer and President

SK INNOVATION CO., LTD.

By:	/s/ Jun Kim
Name: Jun Kim Title: President and Chief Executive Officer

Page 7 of 7 pages